



S 16012674

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8-66863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Constans Crescent Global LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 0 Richards Avenue 3rd Floor
(No. and Street)

Norwalk (City) Connecticut (State) 06 8 54 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Prunier 8 4 5-325-537 4
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

7 50 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Prunier________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Constans Crecent Global LLLC________________________________, as of December 31________________, 2015_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


DONNA MASINO
Notary Public - State of New York
NO. 01MA6272190
Qualified in Orange County
My Commission Expires 11/13/16

Notary Public

Signature

Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSTANS CRESCENT GLOBAL LLC

CONTENTS


MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Constans Crescent Global, LLC

We have audited the accompanying financial statements of Constans Crescent Global, LLC, which comprise the statement of financial condition as of December 31, 2015 and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Constans Crescent Global, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurancc about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Constans Crescent Global, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission (exemption) and Schedule III - Information for Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (exemption) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Constans Crescent Global, LLC's financial statements. The supplemental information is the responsibility of Constans Crescent Global, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

New York, NY
February 26, 2016

CONSTANS CRESCENT GLOBAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	18,912
Due from affiliate		2,000
Other assets		8,025
Total assets	**$**	**28,937**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	809
MEMBER'S EQUITY		28,128
Total liabilities and member's equity	**$**	**28,937**

The accompanying notes are an integral part of this statement.

CONSTANS CRESCENT GLOBAL LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

REVENUE:	
Marketing fees from affiliate	$ 24,000
EXPENSES:	
General and administrative	3,441
Occupancy	6,757
Professional fees	20,926
Regulatory fees	8,178
Total expenses	39,302
NET LOSS	**$ (15,302)**

The accompanying notes are an integral part of this statement.

CONSTANS CRESCENT GLOBAL LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

BALANCE, December 31, 2014	$	21,730
Net loss		(15,302)
Contributions		21,700
BALANCE, December 31, 2015	**$**	**28,128**

The accompanying notes are an integral part of this statement.

CONSTANS CRESCENT GLOBAL LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(15,302)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in Due from affiliate		(1,000)
Increase in other assets		(912)
Increase in accounts payable		14
NET USED IN OPERATING ACTIVITIES		(17,200)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Contributions by member		21,700
NET CASH PROVIDED BY FINANCING ACTIVITIES		21,700
NET INCREASE IN CASH		4,500
CASH, at beginning of year		14,412
CASH, at end of year	**$**	**18,912**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION

Constans Crescent Global LLC (the "Company") is a limited liability company and registered broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is approved by FINRA to engage in private placement of Securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid temporary cash investments with an original maturity date of three months or less when purchased to be cash equivalents on the financial statements. At December 31, 2015 the Company had no cash equivalents.

Revenue recognition

The Company records revenue from its marketing activities over the terms of the related agreement. Fees receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2015, the firm had an outstanding marketing fee receivable of $2,000, and is presented as "due from affiliate" on the Statement of Operations. See Note 3 Related Party Transactions.

Income Taxes

The Company is a disregarded entity for federal income purposes. Constans' sole member is responsible for the tax liability, if any, related to their proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements.

NOTE - 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes *(concluded)*

If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. For the year ended December 31, 2015, no interest or penalties were required to be recorded.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company is provided services from a related entity on a month to month basis. The Company accrues all expenses as incurred, and reimburses the related entity in full for all services received. For the year ended December 31, 2015 the Company had a payable outstanding of $795 to the related party. The Company provides marketing services to a related party and receives a monthly fee of $2,000. At December 31, 2015 the company had a receivable of $2,000 from this affiliate.

For the year ended December 31, 215 the related party accounted for 100% of marketing fee revenues which are included in "Marketing fees from affiliate" in the accompanying Statement of Operations.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Company had a net capital requirement of $5,000 and excess net capital of $13,603. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.045 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Indemnifications

The Company may provide representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

Credit risk

The Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

Subordinated Financing

As of December 31, 2015, the Company had not entered into any subordinated loan agreements.

NOTE 7 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date of this report. The evaluation did not result in any subsequent events that required disclosures or adjustments.

SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 of the SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

CREDIT:	
Member's equity	$ 28,128
DEBITS:	
Non-allowable assets:	
Due from affiliate	2,000
Other assets	8,025
NET CAPITAL	18,103
AGGREGATE INDEBTEDNESS	809
Minimum requirements of 6-2/3 % of aggregate indebtedness of $809 or $5,000, whichever is greater	5,000
Excess net capital	**$ 13,103**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.045 to 1**

Note: There are no material differences between the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing as of December 31, 2015.

See the accompanying Independent Registered Public Accounting Firm's Exemption Review Report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPTION)

DECEMBER 31, 2015

The Company claims exemption from the requirements of Rule 15c3-3, under section (k)(2)(i) of the Rule.

See the accompanying Independent Registered Public Accounting Firm's Exemption Review Report.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPTION)

DECEMBER 31, 2015

The Company claims exemption from the requirements of Rule 15c3-3, under section (k)(2)(i) of the Rule.

See the accompanying Independent Registered Public Accounting Firm's Exemption Review Report.


MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Constans Crescent Global, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Constans Crescent Global, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: subparagraph(k)(2)(i) (the "exemption provisions") and (2) Constans Crescent Global, LLC stated that Constans Crescent Global, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Constans Crescent Global, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Constans Crescent Global, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

New York, NY
February 26, 2016


MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**



Constans Crescent Global LLC

MANAGEMENT'S EXEMPTION REPORT

To Whom It May Concern,

As required by Rule 17a-5 of the Securities and Exchange Commission ("SEC"), Constans Crescent Global LLC (the "Company") claims exemption under the exemption provisions of SEC Rule15c3-3 under subparagraph (k)(2)(i). The Company met this exemption provision through the fiscal year ended December 31, 2015.

I, David Prunier, affirm that, to the best of my knowledge and belief, this Exemption Report pertaining to Constans Crescent Global LLC as of and for the year ended December 31, 2015 is true and correct.



David Prunier, February 26, 2016
CFO and Financial Operations Principal

40 Richards Avenue, Norwalk, Connecticut 06854
Telephone: 203-604-6844 Facsimile: 866-502-1824